UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

QURATE RETAIL, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1288730
(State of or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd. Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
8.0% Series A Cumulative Redeemable Preferred Stock	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the 8.0% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”) of Qurate Retail, Inc., a Delaware corporation (the “Registrant” or “Qurate Retail”).

The Registrant has been informed that the Series A Preferred Stock will trade on the Nasdaq Global Select Market under the symbol “QRTEP.”

A description of the Series A Preferred Stock as set forth in the Registrant’s Certificate of Designations of 8.0% Series A Cumulative Redeemable Preferred Stock (the “Certificate of Designations”) is set forth below.  Such description is qualified in its entirety by reference to the full text of the Certificate of Designations, which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A. The description of the Registrant’s preferred stock contained in the Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed February 26, 2020 (File No. 001-33982)) is incorporated herein by reference and made part of this registration statement in its entirety.

Dividends

Subject to the prior preferences and other rights of any Senior Stock (as defined in the Certificate of Designations), the holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the board of directors of the Registrant (the “Board”), out of legally available funds, preferential dividends that accrue and cumulate as provided in the Certificate of Designations.

Dividends on each share of Series A Preferred Stock accrue on a daily basis at a rate of 8.00% per annum of the liquidation price (as described below).

If declared, accrued dividends are payable quarterly on each dividend payment date, which is March 15, June 15, September 15, and December 15 of each year, commencing on December 15, 2020 (or, if such date is not a business day, the next business day after such date).

To the extent the dividend amount due to the holders of Series A Preferred Stock is not paid in full on a dividend payment date for any reason then, subject to a 30-day cure period, all dividends (whether or not declared) that have accrued on a share of Series A Preferred Stock during the dividend period ending on the day immediately preceding such dividend payment date and which are unpaid will be added to the liquidation price of such share and remain until paid together with all dividends that have accrued to the date of such payment with respect to that portion of the liquidation price which consists of accrued and unpaid dividends.

If the Registrant fails to pay cash dividends on the Series A Preferred Stock in full for any dividend period then, subject to a 30-day cure period, the dividend rate will increase by 1.50% per annum of the liquidation price until cured.

If the Registrant fails to pay the applicable redemption price in full with respect to any redemption of the Series A Preferred Stock or fails to make a payment with respect to the Series A Preferred Stock as required by the Certificate of Designations in connection with a liquidation or an Extraordinary Transaction (as defined in the Certificate of Designations), then, subject to a 30-day cure period, the dividend rate will increase by 1.50% per annum of the liquidation price until cured, plus an additional 0.25% commencing on the dividend payment date immediately following such nonpayment and for each subsequent dividend period thereafter until such nonpayment is cured, up to a maximum dividend rate of 11.00% per annum of the liquidation price.

1

Subject to certain exceptions, so long as any shares of Series A Preferred Stock are outstanding, the Registrant may not declare or pay any dividend or make any distribution whatsoever with respect to, or purchase, redeem, or otherwise acquire, any Junior Stock or any Parity Stock (as each such term is defined in the Certificate of Designations), or set aside funds for any such purposes, unless and until (i) all accrued and unpaid dividends (whether or not declared) added to the liquidation price together with all accrued dividends with respect to that portion of the liquidation price which consists of accrued and unpaid dividends have been paid (or appropriately set aside), and (ii) the Registrant has paid in full (or appropriately set aside) all redemption payments with respect to the Series A Preferred Stock that the Registrant is then obligated to pay.

Distributions Upon Liquidation, Dissolution or Winding Up

Subject to the prior payment in full of any Debt Instrument (as defined in the Certificate of Designations) and other liabilities owed to the Registrant’s creditors and the preferential amounts to which any Senior Stock is entitled, if any liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, occurs, the holders of shares of the Series A Preferred Stock are entitled to receive from the assets of the Registrant, before any payment or distribution is made to the holders of shares of any Junior Stock, an amount in property or cash or a combination thereof, as determined by the Board in good faith, per share, equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued to but excluding the date of distribution of amounts payable to holders of shares of Series A Preferred Stock in connection with such liquidation, dissolution or winding up of the Registrant since the immediately preceding dividend payment date, which payment will be made pari passu with any such payment made to the holders of shares of any Parity Stock.

The liquidation price of each share of Series A Preferred Stock is the sum of (i) $100, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share that have been added to and then remain part of the liquidation price as of such date pursuant to the terms of the Certificate of Designations.

Other than as set forth above, the shares of Series A Preferred Stock are not participating.

Mandatory and Optional Redemption

The Registrant is required to redeem on March 15, 2031 all outstanding shares of Series A Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date.

On any business day occurring on or after the fifth anniversary of the original issue date of the Series A Preferred Stock (the “Original Issue Date”), the Registrant is permitted, at any time and from time to time, to redeem all or a portion of the outstanding shares of Series A Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date plus, if the redemption is (x) on or after the fifth anniversary of the Original Issue Date but prior to its sixth anniversary, 4.00% of the liquidation price, (y) on or after the sixth anniversary of the Original Issue Date but prior to its seventh anniversary, 2.00% of the liquidation price and (z) on or after the seventh anniversary of the Original Issue Date, zero.

2

The Certificate of Designations provides certain mechanisms for partial redemption and places certain restrictions on the Registrant in the event the Registrant does not have funds legally available to satisfy its redemption obligations.

Protective Provisions

In addition to any vote required by applicable law, for so long as any of the shares of Series A Preferred Stock remain outstanding, the Registrant may not, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting separately as a series, amend, alter or repeal the terms of the Series A Preferred Stock, whether by merger, share exchange, consolidation or otherwise (except for any Extraordinary Transaction, in which case no vote of the holders of shares of Series A Preferred Stock will be required), in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, unless each share of Series A Preferred Stock (i) will remain outstanding without a material and adverse change to the powers, preferences or rights of the Series A Preferred Stock or (ii) will be converted or exchanged for preferred stock of the surviving entity or a direct or indirect parent entity of such surviving entity having powers, preferences and rights substantially identical to that of a share of Series A Preferred Stock (with limited exceptions, which may include the grant of additional powers, preferences or rights, including voting rights) (“Substitute Preferred Stock”).

Extraordinary Transactions

If any Extraordinary Transaction occurs that is a merger or consolidation immediately after which the shares of Series A Preferred Stock will not remain outstanding, the holders of Series A Preferred Stock will be entitled, at the sole discretion of the Board, either (i) to be paid out of the consideration payable to the stockholders of the Registrant in such Extraordinary Transaction an amount in cash equal to the liquidation price plus all accrued and unpaid dividends (whether or not declared) since the immediately preceding dividend payment date to but excluding the date of payment, and the shares of Series A Preferred Stock will be cancelled, or (ii) to receive Substitute Preferred Stock, in each case, upon the conversion or exchange of such shares of Series A Preferred Stock in connection with such Extraordinary Transaction.

If any other Extraordinary Transaction occurs, at the sole discretion of the Board, (i) the Series A Preferred Stock will remain outstanding without a material and adverse change to its powers, preferences or rights, (ii) the Series A Preferred Stock will be converted into or exchanged for Substitute Preferred Stock, or (iii) all, but not less than all, of the shares of the Series A Preferred Stock may be redeemed within 90 days after such Extraordinary Transaction, at an amount in cash, out of funds legally available, equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued since the immediately preceding dividend payment date to, but excluding, the date of payment.

If an exchange, consolidation, merger or similar transaction that is not an Extraordinary Transaction occurs and in connection therewith the Series A Preferred Stock will not remain outstanding, the holders of Series A Preferred Stock will be entitled to receive shares of Substitute Preferred Stock upon the conversion or exchange thereof in connection with such transaction.

Preemptive Rights

The holders of shares of Series A Preferred Stock do not have any preemptive right to subscribe for or purchase any capital stock or other securities which may be issued by the Registrant.

3

Waiver

Any provision of the Certificate of Designations and any right of the holders of shares of Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the Board (or any authorized committee thereof) and the holders of a majority of the shares of Series A Preferred Stock then outstanding. The Certificate of Designations prohibits action by written consent of the holders of the Series A Preferred Stock, except as provided in the preceding sentence.

Voting Power

Generally

The holders of the Series A Preferred Stock will not have any voting rights or powers, except as specified in the Certificate of Designations or as required by Delaware law.

Preferred Dividend Directors

So long as there remain outstanding shares of Series A Preferred Stock having an aggregate liquidation price in excess of 25% of the aggregate liquidation price of the shares of Series A Preferred Stock issued on the Original Issue Date (the “Threshold Amount”), holders of Series A Preferred Stock will have the following director election rights.

Subject to the preceding paragraph, whenever dividends on any shares of the Series A Preferred Stock have not been declared and paid for the equivalent of two consecutive dividend periods (a “Dividend Nonpayment”), the authorized number of directors on the Board will automatically be increased by one and the holders of the Series A Preferred Stock, voting together as a single class with holders of any and all Voting Parity Stock (as defined in the Certificate of Designations) then outstanding, will be entitled, at the Registrant’s next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of one additional member of the Board (the “Preferred Dividend Director”). Subject to the preceding paragraph, whenever the Registrant fails to pay the applicable redemption price in full with respect to any redemption of the Series A Preferred Stock or fails to make a payment with respect to the Series A Preferred Stock as required by the Certificate of Designations in connection with a liquidation or an Extraordinary Transaction (a “Nonpayment”), the authorized number of directors on the Board will automatically be increased by two (if a Dividend Nonpayment has previously occurred and not been rescinded) or by three and the holders of the Series A Preferred Stock, voting together as a single class with holders of any and all Voting Parity Stock, will be entitled, at the Registrant’s next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of these additional members of the Board (each, a “Nonpayment Director,” and, together with the Preferred Dividend Director, the “Preferred Stock Directors”); provided, that the Board will, at no time, include more than three Preferred Stock Directors. Notwithstanding the foregoing, the Certificate of Designations prohibits the election or appointment of any Preferred Stock Director if it would cause the Registrant to violate the corporate governance requirements of Nasdaq (or any other exchange or automated quotation system on which the Registrant’s common stock may be listed or quoted), including the requirement that the Board have a majority of independent directors. The Preferred Stock Directors will stand for reelection annually, at each subsequent annual meeting of the stockholders, so long as the holders of the Series A Preferred Stock continue to have such voting powers.

4

If a Dividend Nonpayment or Nonpayment has occurred, the holders of record representing in the aggregate at least 25% of the then-outstanding shares of the Series A Preferred Stock and any Voting Parity Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if the Registrant’s next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors, to the extent otherwise permitted by the Registrant’s amended and restated bylaws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders). If the Registrant pays all amounts as is necessary to cause the rights of the holders of Series A Preferred Stock to elect Preferred Stock Directors to terminate, then the Registrant may cancel any special meeting called by the holders of Series A Preferred Stock and, with respect to Preferred Stock Directors proposed to be elected at any annual meeting of stockholders of the Registrant, the Registrant will rescind any nominations and will not be required to elect any such Preferred Stock Directors.

At any meeting at which the holders of the Series A Preferred Stock are entitled to elect Preferred Stock Directors, at least a majority of the voting power of the then-outstanding shares of Series A Preferred Stock and all Voting Parity Stock, voting together as a single class, must be present in person or represented by proxy at the meeting to constitute a quorum, and the affirmative vote of the holders of shares of Series A Preferred Stock and the record holders of shares of any Voting Parity Stock representing in the aggregate at least a majority of the voting power of the shares of Series A Preferred Stock and all Voting Parity Stock, voting together as a single class, present in person or represented by proxy will be sufficient to elect the Preferred Stock Directors.

As used herein, “Voting Parity Stock” means any class or series of capital stock authorized after the effective time of the Certificate of Designations that expressly ranks on a parity basis with the Series A Preferred Stock and upon which voting powers for the election of directors upon nonpayment of dividends or failure to redeem shares when required have been conferred and are exercisable at the time of determination.

At such time as (x) the Threshold Amount is no longer issued and outstanding or (y) the Dividend Nonpayment is cured, then automatically and without any further action the right of the holders of shares of Series A Preferred Stock to elect the Preferred Dividend Director (and to call a special meeting of stockholders for such election) will terminate and the term of office of the Preferred Dividend Director will immediately expire, causing the person then serving as the Preferred Dividend Director to immediately cease to be a director of the Registrant.

At such time as (x) the Threshold Amount is no longer issued and outstanding or (y) the Nonpayment is cured, then automatically and without any further action the right of the holders of shares of Series A Preferred Stock to elect the Nonpayment Directors (and to call a special meeting of stockholders for such election) will terminate and the persons then serving as such Nonpayment Directors will immediately cease to be directors of the Registrant.

Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of shares of Series A Preferred Stock and the record holders of shares of any Parity Stock representing in the aggregate at least a majority of the voting power of the shares of Series A Preferred Stock and all Voting Parity Stock, voting together as a single class. Any vacancy in respect of any Preferred Stock Director directorship will remain vacant until the earlier of the time upon which (A) if any Preferred Stock Directors are then in office, such vacancy is filled by a majority of the Preferred Stock Directors then in office and (B) a Preferred Stock Director is elected with respect to such Preferred Stock Director directorship at any meeting of stockholders of the Registrant. The Preferred Stock Directors will each be entitled to one vote per director on any matter on which members of the Board as a whole are entitled to vote.

5

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registrant's Registration Statement on Form 8-A filed on May 24, 2018 (File No. 001-33982)).

3.2	Amended and Restated Bylaws of the Registrant, as amended effective April 9, 2018 (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on April 10, 2018 (File No. 001-33982)).

4.1	Certificate of Designations of 8.0% Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 26, 2020 (File No. 001-33982)).

4.2	Specimen Certificate for shares of 8.0% Series A Cumulative Redeemable Preferred Stock.*

* Filed herewith.

6

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

QURATE RETAIL, INC.

Date: August 27, 2020	By:	/s/ Katherine C. Jewell
	Name:	Katherine C. Jewell
	Title:	Assistant Vice President and Secretary

7